FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.  20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number 000-26994

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Advent Software, Inc.

Profit Sharing and Employee Savings Plan
301 Brannan Street, Sixth Floor
San Francisco, CA 94107

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Advent Software, Inc.
301 Brannan Street, Sixth Floor
San Francisco, CA 94107

Advent Software, Inc.

Profit Sharing and

Employee Savings Plan

Financial Statements

December 31, 2002 and 2001

ADVENT SOFTWARE, INC.

PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedules
December 31, 2002 and 2001

Table of Contents

Independent Accountants’ Report

Financial Statements:

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedules as of and for the year ended December 31, 2002

Schedule of Assets Held for Investment Purposes
Schedule of Nonexempt Transactions

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
Advent Software, Inc.
Profit Sharing and Employee Savings Plan

We have audited the financial statements of the Advent Software, Inc. Profit Sharing and Employee Savings Plan (the Plan) as of December 31, 2002 and 2001, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

May 28, 2003

ADVENT SOFTWARE, INC.

PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001

Assets:
Investments, at fair value	$19,405,254	$19,072,315
Participant loans	293,893	223,073

Assets held for investment purposes	19,699,147	19,295,388

Employer’s contribution receivable	1,563,650	1,812,573

Net assets available for benefits	$21,262,797	$21,107,961

See notes to financial statements.

ADVENT SOFTWARE, INC.

PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2002	2001

Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$101,957	$64,789
Net realized and unrealized depreciation in fair value of investments	(5,250,635)	(1,841,797)

	(5,148,678)	(1,777,008)

Contributions:
Participants’	5,148,650	4,331,654
Employer’s	1,496,268	1,810,101

	6,644,918	6,141,755

Total additions	1,496,240	4,364,747

Deductions from net assets attributed to:
Withdrawals and distributions	1,185,107	867,108
Administrative expenses	156,297	57,090

Total deductions	1,341,404	924,198

Net increase prior to transfers	154,836	3,440,549

Transfer of assets:
To the Plan	—	145,176

Net increase in net assets	154,836	3,585,725

Net assets available for benefits:
Beginning of year	21,107,961	17,522,236

End of year	$21,262,797	$21,107,961

See notes to financial statements.

ADVENT SOFTWARE, INC.

PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Advent Software, Inc. Profit Sharing and Employee Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1988 by Advent Software, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document.  The Plan administrator intends that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code (the Code) and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company amended the Plan effective January 1, 2002 to conform to provisions of the Code and to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

During 2002, employees of wholly owned subsidiaries of the Company, Kinexus Corporation and TechFi Corporation, were allowed to participate in the Plan effective July 1, 2002 and October 1, 2002, respectively.

Administration - The Company has appointed an Administrative Committee (the Committee) to manage the day-to-day operation and administration of the Plan.  The Company has contracted with a third-party administrator who processes and maintains the records of participant data and Smith Barney Corporate Trust Company (Smith Barney) to act as the custodian and trustee.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeited nonvested accounts are first used to reinstate previously forfeited account balances of former participants, if any, in accordance with the Plan, and then may be used to pay Plan administrative expenses, or the employer’s discretionary and matching contributions, if any.  Approximately $65,000 of available forfeitures was applied to pay profit sharing contributions and approximately $32,000 was used to pay Plan administrative fees during 2002.  Unapplied forfeitures totaled approximately $47,000 and $56,000 at December 31, 2002 and 2001, respectively.

Investments - Investments of the Plan are held by Smith Barney and invested based solely upon instructions received from participants.

Plan investment funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.  Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated October 30, 2002.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Advent Software, Inc. Common Stock Fund.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  The Company’s Common Stock price has fluctuated significantly since the Company’s initial public offering in November 1995.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market value, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Smith Barney, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.  Fees paid by the Plan to the trustee amounted to approximately $81,000 for the year ended December 31, 2002

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute a percentage of their eligible pre-tax compensation not to exceed the maximum amount allowable under the Code.  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company is allowed to make matching contributions to eligible participants as defined in the Plan and as approved by the Board of Directors.  In 2002 and 2001, the Company matched 50% of the first 6% of each eligible participant’s contribution.  The Plan also allows for a discretionary profit sharing contribution.  No profit sharing contributions were made for 2002.  Discretionary profit sharing contributions totaled approximately $468,000 for the year ended December 31, 2001.

Vesting - Participants are immediately vested in their salary deferral, employer matching and rollover contributions and related earnings.  Participants vest ratably and are fully vested in the employer’s profit sharing contributions allocated to their account after six years of credited service.

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any.  Allocation of the Company’s contribution is based on participant contributions or eligible employee compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account, or annual, semiannual, quarterly or monthly installments over a period which shall not extend beyond a participant’s or participant and designated beneficiary’s life expectancy.  The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the participant’s vested balance.  Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2002 carry interest rates ranging from 6.25% to 11.5%.

NOTE 4 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2002	2001

Smith Barney:
Money Market Fund	$2,189,287	$1,968,658
Government Bond Index Fund	1,963,819	1,011,856
Large Cap Value Equity Fund	3,176,815	3,207,462
Small Cap Growth Equity Fund	3,148,854	3,369,387
International Value Equity Fund	2,487,628	2,307,048
S&P 500 Index Fund	3,555,111	2,928,012
GSA Socially Responsible Fund	1,676,736	1,994,591
Advent Software, Inc. Common Stock Fund	944,150	2,285,301
Other Funds with assets less than 5% of net assets	556,747	223,073

Assets held for investment purposes	$19,699,147	$19,295,388

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2002	2001

Collective trust funds	$(3,407,571)	$(2,309,988)
Common stock	(1,843,064)	468,191

	$(5,250,635)	$(1,841,797)

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company.  Aggregate investment in Company common stock at December 31, 2002 and 2001 was as follows:

Date	Number of shares	Fair value	Cost

2002	69,270	$944,150	$2,040,056
2001	45,539	$2,285,301	$1,638,584

NOTE 6 - PLAN MERGER

In conjunction with the acquisition of Hub Data, Inc. by the Company, assets totaling approximately $145,000 were transferred from the Hub Data Retirement Plan into the Plan during 2001.

NOTE 7 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, the Company reserves the right to terminate or modify the Plan at any time for any reason subject to the provisions of ERISA.  In the event the Plan is terminated in the future, participants immediately would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULES

ADVENT SOFTWARE, INC.	EIN: 94-3065325
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN	PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

Smith Barney:
Money Market Fund*	Money market	$2,189,287
Government Bond Index Fund*	Collective trust	1,963,819
Large Cap Value Equity Fund*	Collective trust	3,176,815
Small Cap Growth Equity Fund*	Collective trust	3,148,854
International Value Equity Fund*	Collective trust	2,487,628
S&P 500 Index Fund*	Collective trust	3,555,111
GSA Socially Responsible Fund*	Separately managed account	1,676,736
Prime Obligation Fund*	Money market	262,854
Advent Software, Inc. Common Stock Fund*	Common stock	944,150
Participant loans*	Interest rates ranging from 6.25 to 11.5%	293,893

	Total	$19,699,147

*              Party-in-interest

ADVENT SOFTWARE, INC.	EIN: 94-3065325
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN	PLAN #001

SCHEDULE OF NONEXEMPT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2002

Identity of party involved	Relationship	Description	Amount

Advent Software, Inc.	Plan Sponsor	Late deposit of employee deferral *	$413

*              This deposit was remitted to the trust in April 2003

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advent Software, Inc.

Profit Sharing and

Employee Savings Plan

Date: June 27, 2003		By	/s/ GRAHAM V. SMITH

	Title:	on behalf of the Administrator of the Advent Software, Inc. Profit Sharing and Employee Savings Plan

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-39747) of Advent Software, Inc. of our report dated May 28, 2003, relating to the financial statements and schedule of the Advent Software, Inc. Profit Sharing and Employee Savings Plan included in this Annual Report on Form 11-K.

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 25 2003